Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK
Fair Isaac Corporation (the “Company) has authorized capital stock consisting of 200,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value.
Common Stock
Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to the rights, if any, of preferred stockholders.
Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders. No holder of capital stock, or of any class or classes or of a series or series thereof, is entitled to cumulate votes for the election of directors of the Company. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any preferred stock.
Our outstanding shares of common stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional common stock that we may issue in the future upon the conversion of the notes will also be fully paid and nonassessable.
Preferred Stock
As of September 30, 2019 there were no shares of preferred stock outstanding. The board of directors is authorized, without action by the shareholders, to designate and issue up to 1,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.
The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.
Potential Anti-takeover Effects
Some provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock.
Our certificate of incorporation and bylaws allow us to:

•	issue preferred stock without any vote or further action by our stockholders;

•	eliminate the right of stockholders to act by written consent without a meeting; and

•	specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings.
We are subject to provisions of Delaware law that could also delay or make more difficult a merger, tender offer or proxy contest involving the Company. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from such interested stockholder’s acquisition (together with affiliates or associates) of 15% of more of our voting stock unless the transaction meets certain conditions.
The possible issuance of preferred stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of the Company, including without limitation discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare.
New York Stock Exchange Listing
Our common stock is quoted on The New York Stock Exchange under the symbol “FICO.”